

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2015

Quan Ji
Chief Executive Officer
China Energy Technology Corp., LTD.
No. 1122 South Yanan Street
New District, Bengbu, Anhui Province
P. R. China

     Re: China Energy Technology Corp., LTD.
             Form 8-K
             Filed March 31, 2015
             File No. 000-55001

Dear Mr. Ji:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   Please file executed copies of all agreements. You may wish to refer to Item 601 of Regulation S-K.

2.   We note your disclosures beginning on page 23 regarding the potential risks associated with conducting your business through VIE contractual arrangements. Please tell us which entity or individual(s) has possession and control over your corporate chops, seal or other controlling intangible assets. Describe the internal controls over safeguarding these assets against unauthorized access including those individuals that have custody and authorized access to them. In the absence of related safeguards, tell us what consideration you gave to any impact on your internal controls. Tell us what consideration you gave to including a separate risk factor discussion to describe the purpose of these assets and what it would mean for your corporate structure and operations should you lose control over these assets.

3.   Please revise your disclosure to identify your PRC operating companies as entities rather than subsidiaries.

Description of Business

Corporate History and Structure of our PRC Operations, page 8

4.   We note your disclosure that you operate your business through consolidated affiliate entities because of PRC legal restrictions and qualification requirements. Please supplementally advise us on the basis for this restriction. It would appear from the Catalogue for the Guidance of Foreign Investment Industries your operations are not in a restricted or prohibited category.

Product Description, page 12

5.   We note that you listed "Photovoltaic" as one of the products on your website. We also note that the Chinese version of your website listed several other products such as water and air purifiers. In this regard, please include these products in your product description and tell us whether you have any revenue generated from those products.

Risk Factors

If the PRC Government…, page 24

6.   Please revise your summary to discuss briefly the material terms of the draft Foreign Investment Law released by MOFCOM On January 19, 2015, for public comment and its potential effects on your business structure and operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 33

7.   We note on the Company's website that you have sold products to South Africa, Dubai, Germany, Italy and other European markets since 2013. Please revise your disclosure to tell us how much of your revenue was generated from international sales and managements plans for this aspect of the business.

Results of Operations for the Nine Months Ended September 30, 2014 Compared to the Nine Months Ended September 30, 2013, page 34

8.   With respect to the revenue analysis, you indicated that the business model has been shifted from a residential business to a multi-unit real estate developer installing business in FY 2014. Please discuss further how this change impacts your revenue during the year. If appropriate, please quantify how much revenue was generated from the new and

old business models, respectively. Please also expand your discussion to quantify the changes in the sales price and volumes of product sold.

Results of Operations for the Year ended December 31, 2013 Compared to the Year ended December 31, 2012, page 35

9.   We note you indicate in FY 2012 total units sold were 11,191 which generated total revenue of $4,900,041. This implies an average unit price of $438, which is significantly higher than your disclosed price of $179-$212. Please reconcile this apparent discrepancy for us and explain on page 36.

Liquidity and Capital Resources, page 41

10.   If applicable, disclose the nature of any financial covenants and restrictions on bank loans and whether you are in compliance of such covenants for all periods presented.

11.   We note you generated approximately $7.6 million of cash from financing activities during FY 2013. You indicated on the cash flow statement that $7.1 million was provided by additional paid in capital. In light of the significance of the balance, please expand your disclosure to discuss the nature of this transaction and describe how this equity transaction provided cash to the Company during the year.

Certain Relationships and Related Transactions

Related Party Transactions, page 50

12.   We note your disclosure that a Shareholder Repayment Plan dated December 1, 2014 has been included as Exhibit 10.13 to the filing. Please revise your disclosure on page 51 to correctly identify the Repayment Plan as Exhibit 10.14 as indicated in your Exhibit Table and as filed with your 8-K.

Audited Financial Statements as of December 31, 2013 and 2012
Financial Statements, page F-1 to F-6

13.   Please file the audited financial statements of Anhui Renrenjia Solar Co. Ltd for the year ended December 31, 2014 and update the pro forma financial statements through such period.

14.   Please disclose earning per share data on the face of your income statements.

Balance Sheets, page F-3

15.   We note on page 38 that "Due from related parties" represents funds owed to you by your principal shareholders. In this regard, tell us how you considered presenting the amount

due from related parties as deduction from equity. We refer you to SAB Topics 4:E and 4:G for an explanation of the Staff's views concerning this subject.

Statements of Cash Flows, page F-6

16.   Please revise your statement of cash flows to report the loans due from related party as an investing activity pursuant to ASC 230-10-45-13a.

Revenue Recognition, page F-10

17.   You indicated that your customer base has shifted to real estate developers in 2014 and we noted on page 34 you stated that *several of engineering projects were still under construction....and sales cannot be recognized in the period*. With a view toward expanded policy disclosure, please clarify for us your revenue recognition policy for these construction projects.

Note 5 – Due From Related Parties, page F-13

18.   Please provide a roll-forward schedule of the due from related parties receivable balance. Separately quantify within this schedule the total amounts collected by Mr. Ji and Ms. Li on behalf of Anhui Solar and the total amounts paid by Mr. Ji and Ms. Li on behalf of Anhui Solar in each of the periods covered by your financial statements.

19.   Please fully disclose the nature and details of all related party transactions and amounts pursuant to ASC 850-10-50-1. In this regard we note Anhui Solar rents manufacturing space from BBC Ltd and there is an outstanding loan with Anhui Haishuai of RMB 2,160,000. In addition, please disclose where this loan is reported in your balance sheet and advise us.

Note 12-Income Taxes, page F-15

20.   Please disclose how "credited for subsidy income" gives rise to deferred tax liabilities and advise us.

Interim Financial Statements as of September 30, 2014
Note 4- Accounts Receivable, page F-26

21.   We note that your gross account receivables were approximately 87% of sales generated for the year. In this regard, please tell us your payment terms and collectability during the year and whether there were any changes from prior years. Please also discuss your consideration of the ending balance in determining the allowance for doubtful accounts.

Unaudited Pro Forma Financial Statements, page F-31

22.   Please present pro forma adjustments in a separate column following the historical financial information to give effect to the reverse acquisition.

23.   Please tell us the reason that your pro forma assumptions and adjustments on page F-34 did not include the split-off transactions disclosed on page 6.

24.   Please provide earnings per share data on the face of your pro forma income statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant at 202-551-3684 or Robert S. Littlepage, Accountant Branch Chief at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at 202-551-3208, Celeste M. Murphy, Legal Branch Chief at 202-551-3257 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Paul C. Levities, Esq.
        CKR Law